Exhibit 4.5

HORNBECK OFFSHORE SERVICES, INC.

Restricted Stock Unit Award Agreement

This Restricted Stock Unit Award Agreement (this “Award Agreement”), dated as of August 31, 2026, grants RSUs pursuant to the provisions of the 2020 Management Incentive Plan (the “Plan”) of Hornbeck Offshore Services, Inc. (the “Company”) to the individual whose name appears below (“Participant”), covering the specific number of shares of Common Stock (the “Shares”) set forth below and on the terms and conditions set forth in the Plan and this Award Agreement. Capitalized terms that are used but not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

1.	Name of Participant: Todd M. Hornbeck

2.	Number of RSUs: 69,474

3.	Date of Grant: August 31, 2026

4.	Vesting:

a.

Vesting Schedule. Except as otherwise expressly provided in Section 4.b, 4.c or 4.e hereof, subject to Participant’s continued Service with the Company or a Subsidiary of the Company through each applicable Vesting Date (as defined herein), the RSUs shall vest as provided in the table set forth below (each, a “Vesting Date”).

Vesting Date	Percent of Restricted Stock Units that Vest
August 31, 2027	33.34%
August 31, 2028	33.33%
August 31, 2029	33.33%

100.00%

b.

Qualifying Termination. Notwithstanding anything to the contrary contained in Section 4.a hereof, in the event of Participant’s Qualifying Termination or termination due to death or Disability, effective as of immediately prior to such Qualifying Termination or termination due to death or Disability, Participant will immediately vest in 100% of the outstanding RSUs.

c.

Change of Control. Notwithstanding anything to the contrary contained in Section 4.a hereof, 100% of the outstanding RSUs shall vest effective as of immediately prior to the consummation of a Change of Control, subject to Participant’s continued Service through the consummation date of such Change of Control. For purposes of this Section 4.c, “Change of Control” shall have the meaning set forth in the Employment Agreement (as defined below), and the Transaction (as defined below) shall not constitute a Change of Control.

d.

Forfeiture. Notwithstanding anything to the contrary contained herein, (i) the RSUs shall be forfeited and canceled for no consideration, and shall be void and of no further force and effect, as of the date on which (x) Participant’s Service terminates for Cause or (y) Participant materially breaches any of Participant’s restrictive covenant obligations set forth in Sections 6(a) or 6(c) (the “Restrictive Covenant Obligations”) of Participant’s employment agreement with the Company, dated as of September 4, 2020, as may be amended and restated from time to time, including in connection with the Transaction (the “Employment Agreement”); provided, that such material breach has a substantial detrimental impact on the Company or could reasonably be expected to have a substantial detrimental impact on the Company as determined by the Board in good faith; provided, further, that a material breach of Section 6(a) or 6(c) of the Employment Agreement can only occur for purposes of this Section 4.d (and otherwise, without limiting any other remedies with respect thereto) if (A) the Company provides Participant with written notice of the circumstances constituting the alleged material breach of such covenants within ninety (90) days after becoming aware of such circumstances and (B) the alleged breach, if curable (which includes any commercial relationship resulting from such prohibited conduct), has not been cured within fifteen (15) days after receipt of the written notice described in clause (A) and (ii) vesting shall cease immediately upon termination of Service for any reason other than as provided in Section 4.b, and any portion of the RSUs that have not vested (after giving effect to any acceleration of the RSUs as detailed in Section 4.b hereof) on or prior to the date of such termination shall, in each case, be forfeited. Once vesting has occurred, the vested portion will be settled at the time or times specified in Section 6 hereof. For clarity, references to sections of the Employment Agreement refer to such sections as amended from time to time.

e.

Failure to be Elected as Chairman at Second Annual Meeting. If, as of the second annual meeting of stockholders of Helix (defined below) following consummation of the Transaction (currently anticipated to occur in May or June 2028) (the “Second Annual Meeting”), Participant is serving as Chief Executive Officer of Helix, is willing to serve as Chairman of the board of directors of Helix (the “Board”), and no grounds for a Cause termination exist, but Participant is not elected as Chairman of the Board, 100% of the outstanding RSUs will immediately vest as of the date of the Second Annual Meeting.

f.

Forfeiture due to Transaction not Occurring. Reference is made to that certain Agreement and Plan of Merger, dated as of April 22, 2026, by and among Helix Energy Solutions Group, Inc. (“Helix”), the Company, and the other parties thereto (the “Merger Agreement” and the transactions contemplated thereby, the “Transaction”). If the Transaction does not occur and the Merger Agreement is terminated, 100% of the RSUs shall be forfeited as of the date the Merger Agreement is terminated.

5.

Dividend Equivalents. Each RSU is granted together with Dividend Equivalents, which Dividend Equivalents will be (a) accumulated and (b) subject to the same vesting and forfeiture provisions as the RSUs granted pursuant to Section 4. Any payments made pursuant to Dividend Equivalents will be paid in either cash or, to the extent such rights are paid in shares of Common Stock, shares of Common Stock, effective as of the date of settlement under Section 6 below.

6.

Settlement. Participant shall receive the Shares (or cash in lieu of Shares, as determined in the Committee’s discretion, provided, that, settlement in cash in lieu of Shares shall be subject to Participant’s express written consent) that correspond to the number of vested RSUs as soon as practicable after the applicable Vesting Date, but in no event later than sixty (60) days thereafter.

7.

Withholding. To the extent then permitted by the Company’s credit and loan documents, Participant shall be permitted to satisfy taxes incurred upon grant, vesting, and/or settlement of the RSUs granted hereunder, as applicable, by withholding Shares having a value (based on the closing Share price on the trading day immediately preceding the date that the withholding obligation arises) equal to the amount of such taxes. The Company shall use commercially reasonable efforts to ensure that all such credit agreements with third parties do not prohibit or impair in any manner, and include sufficient baskets to accommodate, the foregoing. The Company represents and warrants to Participant that, as of the Date of Grant, no existing credit agreement or loan document prohibits or impairs the foregoing arrangement in any manner.

8.

Section 409A. This Award Agreement is intended to comply with Section 409A of the Code or an exemption thereunder and shall be construed and administered in accordance therewith. Notwithstanding any other provision of the Plan or this Award Agreement, payments provided under this Award Agreement may only be made upon an event and in a manner that complies with Section 409A of the Code or an applicable exemption. Any payments under this Award Agreement that may be excluded from Section 409A of the Code shall be excluded from Section 409A of the Code to the maximum extent possible. The RSUs granted hereunder shall be subject to the provisions of Section 13.11 of the Plan. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Award Agreement comply with Section 409A of the Code, and in no event shall the Company or any of its Subsidiaries or Affiliates be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by Participant on account of non-compliance with Section 409A of the Code or otherwise.

9.

Acknowledgment. Participant acknowledges receipt of the Plan attached as Annex A. The Plan’s terms are incorporated by reference and the RSUs are subject thereto. Except as set forth herein, this Award Agreement, the Plan, and the provisions of the Merger Agreement (including the Disclosure Letters) applicable to treatment of this Award in connection with the Transaction constitute the entire agreement of the parties and supersede any prior agreements. The non-binding term sheet included in the Merger Agreement and any other prior oral or written agreements, representations, warranties, or inducements regarding the subject matter hereof shall be void and ineffective.

10.

No Right to Continued Service. Nothing in the Plan or this Award Agreement shall confer upon Participant any right to continued Service to the Company or any of its Subsidiaries or Affiliates, or interfere in any way with any right of the Company or any of its Subsidiaries or Affiliates to terminate such Service at any time for any reason whatsoever (whether for Cause or without Cause) without liability to the Company or any of its Subsidiaries or Affiliates, subject, for the avoidance of doubt, to any severance or other obligations as may be set forth in an agreement between Participant and the Company or any of its Subsidiaries or Affiliates.

11.	Interpretation. In the event of a conflict between the terms of this Award Agreement and the Plan, the terms of this Award Agreement shall govern.

12.

Amendment. The Company may not, at any time, alter, amend, suspend, discontinue, waive, or terminate this Award Agreement (or any portion thereof) in a way that adversely affects the rights of Participant, without Participant’s express written consent.

13.

Compliance with Applicable Law. Notwithstanding any other provision of this Award Agreement, the Company shall not be obligated to issue any Shares pursuant to this Award Agreement if such issuance would violate any applicable law or any applicable rule of any securities exchange on which the Shares or other securities of the Company are listed. The Company shall have the right, but not the obligation, to apply to any governmental authority for interpretive opinions or no-action letters or to take any other action the Company deems appropriate.

14.

Clawback/Recoupment. This Award Agreement and any Shares issued hereunder shall be subject to any clawback or recoupment policy adopted by the Company or any successor thereto to comply with Section 10D of the Securities Exchange Act of 1934, as amended, or any other applicable law, rule or regulation, whether adopted before or after the Date of Grant.

15.

Transfer Restrictions. Notwithstanding anything to the contrary herein, any Shares issued upon settlement of the RSUs shall be subject to the same transfer restrictions applicable to Participant’s other equity holdings in the Company following the Transaction, including without limitation any lock-up period ending on the date that is 180 days following the consummation of the Transaction (or such earlier date as may be determined by the Board in connection with secondary sales).

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IN WITNESS WHEREOF, the parties hereto have executed this Restricted Stock Unit Award Agreement as of the date first written above.

HORNBECK OFFSHORE SERVICES, INC.

/s/ Samuel A. Giberga
Name: Samuel A. Giberga
Title: Executive Vice President, General Counsel and Corporate Secretary

PARTICIPANT

/s/ Todd M. Hornbeck
Name: Todd M. Hornbeck

Attachments: Annex A (The Plan)

Signature Page to Restricted Stock Unit Award Agreement